Letter to Shareholders

During the first quarter of Fiscal 2007, AnorMED successfully completed several significant business initiatives that addressed growing shareholder interest. These initiatives included the election of a new Board of Directors and the formulation of a new strategic plan to drive both short-term and long-term shareholder value. This new strategy is focused on three main objectives: maximizing the global opportunity for MOZOBIL™; building the infrastructure for future development opportunities; and continuing to build upon our robust pipeline of additional products.

We continue to make significant progress within our development program for MOZOBIL. We have met the first of two major milestones- the completion of enrollment of patients into our Phase III trial for multiple myeloma (MM), one of two pivotal Phase III trials being conducted with MOZOBIL for stem cell transplant. We also remain on track to complete enrollment in the second Phase III trial, in non-Hodgkin’s lymphoma (NHL) patients, by the end of 2006. Our highlights for this past quarter and milestones going forward are outlined below.

First Quarter Highlights

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Elected a new Board of Directors and adopted a new strategic plan

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Completed 100% patient enrollment in the Phase III trial for MOZOBIL in stem cell transplant in MM

Upcoming Milestones

In implementing its new strategy the Company expects the following key events and milestones to occur over the next 12 months with the corresponding calendar quarter indicated where appropriate:

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Complete 100% patient enrollment in the Phase III trial for MOZOBIL for NHL by Q4 2006

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Initiate additional Phase II studies for MOZOBIL in transplant indications in the U.S. by Q1 2007 and Europe by Q2 2007

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Announce top-line data for both Phase III trials for MOZOBIL by Q2 2007

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Present additional Phase II data and host a Continuing Medical Education symposia on MOZOBIL at the American Society of Hematology meeting scheduled to be held in Orlando, Florida from December 8 to 13, 2006

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Initiate two pilot studies for new MOZOBIL indications by Q1 2007

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Establish initial Company development team in Europe for MOZOBIL by Q1 2007

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Present AMD070 safety and activity data at the Conference on Retroviruses and Opportunistic Infections scheduled to be held in Los Angeles, California from February 25 to 28, 2007

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Report progress towards selection of a lead CCR5 HIV inhibitor candidate by Q4 2006

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Recruit a CEO and additional senior management during 2006 and 2007 to support development and commercialization of MOZOBIL

MOZOBIL in Stem Cell Transplant

In outlining our new strategy, development spending was reallocated and new priorities for each development program were re-established. For MOZOBIL, this resulted in a shift in our European development and commercialization plan. We will now be pursuing a full Marketing Authorization Approval in Europe which will require a small European development team to allow the Company to initiate additional clinical studies for MOZOBIL in the five major European markets. A decision regarding specific partnering arrangements for the E.U. has been deferred until after top-line data is available in 2007. We believe this will help us to maximize the global opportunity for MOZOBIL allowing us to retain more value for shareholders in the long-term.

On July 10, 2006, well within our originally stated timeline, we announced the completion of enrollment into our Phase III MM trial. We look forward to announcing the next major milestone in this program, which is the completion of enrollment of the NHL trial. As of July 26, 2006, 247 of the required 300 patients (or 82%) had been enrolled in the Phase III study of patients with NHL. Following enrollment and treatment we plan to announce top-line data for both Phase III trials by the second quarter of 2007.

AMD070 in HIV Entry Inhibition

Our ongoing proof-of-principle clinical study of AMD070 in HIV patients (XACT) is continuing to accrue patients and we plan to submit additional efficacy and safety data from the initial cohorts of XACT for presentation at the Conference on Retroviruses and Opportunistic Infections scheduled to be held in Los Angeles, California from February 25 to 28, 2007. Our next steps for expansion of this clinical program are being considered in light of anticipated developments of complementary CCR5 inhibitors from other companies.

Other Updates

In our research program we have several compounds from our CCR5 entry inhibitor anti-HIV research program progressing through multi-dose preclinical safety testing. If a lead clinical candidate is not identified by the end of calendar 2006 we intend to reallocate future research efforts to other programs. This would include, among other areas of research, our ongoing preclinical work in CXCR4 in oncology.

We expect to complete the executive searches for a new President and Chief Executive Officer and a Vice President of Regulatory Affairs during this fiscal year. In the interim, the Board is confident that the current management team is capable of executing the strategic plan and accomplishing the corporate goals identified for the next 12 months.

The attached Management’s Discussion and Analysis outlines additional results during the quarter and the financial impact of the Special Meeting of Shareholders. We look forward to reporting our continued progress in our programs throughout the coming year.

Kenneth Galbraith

Paul Brennan

Chairman & Acting CEO

Acting President &

VP Business Development

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements and their accompanying notes as at and for the three month period of Fiscal 2007 ended June 30, 2006, as well as the audited annual consolidated financial statements and their accompanying notes, and management’s discussion and analysis for the year ended March 31, 2006 included in our 2006 Annual Report. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). These differences as they affect the unaudited interim consolidated financial statements are described in Note 10 to our unaudited interim consolidated financial statements. All amounts following are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to AnorMED Inc., including our 2006 Annual Report and our Annual Information Form for the fiscal year ending March 31, 2006, is filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) www.sec.gov under the company name “AnorMED Inc.”

All statements in this MD&A speak only as of July 20, 2006, unless an earlier date is indicated and, except as required by law and the rules and regulations of the applicable regulatory authorities, we disclaim any obligation to update or revise these statements.

About Forward-looking Statements

The following MD&A contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 or forward looking information within the meaning of applicable securities laws in Canada, which involve substantial known and unknown risks and uncertainties. Forward-looking statements or information include, but are not limited to:

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our expectations with respect to the timing, progress and success of the various stages comprising our drug discovery and preclinical, clinical and regulatory development programs;

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our expectations with respect to existing and future collaborations and licensing transactions with third parties, and the receipt and timing of any payments from such arrangements; and

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our estimates regarding capital requirements and our expectations of receiving additional financing.

The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words.

Readers are cautioned that the plans, intentions or expectations disclosed in any forward-looking statements or information may not be achieved and that they should not place undue reliance on any forward-looking statements or information. Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements or information as a result of numerous risks, uncertainties and other factors, including those relating to:

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our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally and specifically drug candidates that interact with chemokine receptors (the area of cellular and molecular biology where weare primarily focused), (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

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our drug candidates require time-consuming and costly additional preclinical and clinical testing and regulatory approvals before commercialization;

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clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

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our lack of product revenues and history of operating losses;

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our ability to raise substantial additional financing required to fund further research and development, conduct planned preclinical and clinical studies, and obtain regulatory approvals;

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our ability to obtain patents and other intellectual property rights for our drug candidates;

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our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;

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our ability to comply with applicable governmental regulations and standards;

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development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;

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our ability to succeed at establishing a successful commercialization program for any of our products;

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our ability to obtain raw materials and manufacture products in commercial quantities at acceptable costs;

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our ability to successfully attract and retain skilled and experienced personnel;

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changes in government regulation, medical and healthcare standards, and drug reimbursement policies of government and other third party payors;

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changes in foreign currency exchange rates;

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our business is subject to potential product liability and other claims;

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our ability to maintain adequate insurance at acceptable costs;

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our dependence on collaborative partners; and

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further equity financing may substantially dilute the interests of our shareholders.

Our Annual Information Form and the information contained in the MD&A, particularly in the sections entitled “Risk Factors”, discuss these and other risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements or information. Although we have attempted to identify important risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements or information, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements or information. We undertake no obligation to revise or update any forward-looking statements or information as a result of new information, future events or otherwise, after the date hereof, except as may be required by law.

Overview

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology.

Our lead product, MOZOBIL™, is a stem cell mobilizer for stem cell transplants, a procedure used to restore the immune system of cancer patients who have had treatments that previously destroyed their immune cells. MOZOBIL works by triggering the rapid movement of stem cells out of the bone marrow and into circulating blood. Once in the circulating blood, stem cells can be collected for use in a stem cell transplant. In Phase II studies, MOZOBIL consistently demonstrated the ability to help cancer patients collect more of their own stem cells, resulting in an increase in the potential for these patients to be able to undergo a stem cell transplant.

MOZOBIL is currently the subject of two Phase III clinical studies at up to 45 major centres in the U.S., Canada and Europe involving 300 cancer patients each, with either non-Hodgkin’s lymphoma (“NHL”) or multiple myeloma (“MM”) and who are undergoing autologous stem cell transplantation as a part of their treatment. Both Phase III studies are randomized, double-blind, placebo-controlled, comparative trials of MOZOBIL plus Granulocyte Colony Stimulating Factor (“G-CSF”) versus placebo plus G-CSF, the current standard drug used to stimulate the mobilization of stem cells from bone marrow.

We have completed enrollment in the MM Phase III trial and expects to complete enrollment in the NHL Phase III trial by the end of 2006 and to announce top-line results from both studies by the second calendar quarter of 2007. If successful, the results of these clinical studies would be the basis for filings during 2007 and 2008 in the United States, Canada, the European Union (“E.U.”) and other countries seeking approval to market MOZOBIL for these indications.

AMD070 is an orally bioavailable small molecule inhibitor of the CXCR4 chemokine receptor. CXCR4 can be used by HIV to enter and infect healthy cells. AMD070 is currently recruiting in two proof-of-principal trials to evaluate safety and preliminary efficacy inhibiting HIV entry in HIV infected patients. One trial is being conducted in collaboration with the U.S. Adult AIDS Clinical Trial Group (“ACTG”), and the other is the AnorMED-sponsored XACT trial. Preliminary safety and activity results from the XACT trial were announced in the fourth quarter of Fiscal 2006. Another AnorMED-sponsored clinical trial, Phase I - XIST, was initiated in the first quarter of Fiscal 2007 to study potential drug interactions of AMD070 in healthy volunteers. We plan to submit additional efficacy and safety data on the initial cohorts on XACT for presentation at the Conference on Retroviruses and Opportunistic Infections (“CROI”) scheduled to be held in Los Angeles, California from February 25 to 28, 2007.

We also have research programs focused on novel classes of compounds that target specific chemokine receptors known to be involved in a variety of diseases:

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CCR5 in HIV – we have an active program to identify inhibitors of the CCR5 chemokine receptor that is also used by HIV to enter and infect healthy cells. We are working to identify a lead clinical candidate in this program by the end of calendar 2006.

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CXCR4 in Oncology – we have a number of well-established collaborations with research groups around the world and plan to continue with the preclinical work being done in this area.

We also have several licensing agreements for products which we developed a number of years ago:

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FOSRENOL™ has received U.S. and some European regulatory approvals and is licensed to Shire Pharmaceuticals Group plc (“Shire”) who may purchase the global patents from us upon payment of U.S.$31 million. We have received U.S.$19 million in milestone payments to date.

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Picoplatin (formerly NX473) has been licensed to Poniard Pharmaceuticals, Inc. (“Poniard”, formerly NeoRx Corporation) for up to U.S.$13 million in milestones and up to 15% in royalty payments. This drug candidate is in a Phase I and a Phase I/II clinical trial.

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Atiprimod has been licensed to Synergy Pharmaceuticals Inc. (“Synergy”, a wholly-owned subsidiary of Callisto Pharmaceuticals, Inc.) for up to U.S.$30 million in milestones and up to 15% in royalty payments. This drug candidate is in a Phase Ib/IIa clinical trial.

First Quarter of Fiscal 2007 Developments

MOZOBIL

MOZOBIL development continues to progress on schedule with two Phase III studies ongoing at up to 45 transplant centers in the U.S., Canada and Europe. We announced that the MM trial had completed enrollment on July 10, 2006, having enrolled 300 patients. The Phase III study of patients with NHL is progressing on schedule and we expect to complete the full enrollment of the NHL study in 2006 and announce top-line data for both trials by the second calendar quarter of 2007.

Our Phase II program to support planned regulatory filings in both Europe and the U.S. has four protocols currently recruiting at sites in the U.S. and Canada. One European Phase II trial has recently completed enrollment. All of these clinical trial costs are being borne by AnorMED including a trial with MOZOBIL in combination with G-CSF and Rituxan that was initiated in the first quarter of Fiscal 2007.

Our Compassionate Use of MOZOBIL Program (“CUP”) has now enrolled over 274 patients and provides MOZOBIL to cancer patients who have failed prior attempts to collect stem cells for transplant using standard mobilization regimens. In addition, investigator sponsored studies are ongoing to evaluate MOZOBIL as a single agent in allogeneic transplantation.

Plans are also underway to initiate a series of additional Company-sponsored clinical studies in the U.S. and Europe involving MOZOBIL commencing in the first calendar quarter of 2007. These studies will give physicians more experience using MOZOBIL in transplant. In addition, trials are being planned to investigate potential additional applications for MOZOBIL to improve the effectiveness of chemotherapy for leukemia patients.

Additional development work for MOZOBIL including work on the chemistry, manufacturing and controls section and the nonclinical section of the New Drug Application (“NDA”) continues in preparation for our planned NDA filing in 2007.

We expect that our clinical trial costs over the next several months will remain consistent with the level of spending in this quarter as enrollment of new patients into the Phase III trials nears completion. Once we have reached full enrollment in both Phase III trials our clinical costs are expected to reduce modestly however resources are planned to be shifted to the completion of the NDA for the U.S. Food and Drug Administration (“FDA”). Results from these trials are expected to be reported at various scientific conferences throughout Fiscal 2007.

AMD070

In the first quarter of Fiscal 2007, we incurred additional drug manufacturing costs for AMD070 and over the rest of this fiscal year, we expect to complete three, six and nine month preclinical safety testing with AMD070. Except where otherwise noted, the costs of AMD070 will be our responsibility and we anticipate our costs in this program in Fiscal 2007 to remain consistent with the costs incurred in Fiscal 2006 for this program.

The ongoing proof-of-principle clinical study of AMD070 in HIV patients, XACT, is continuing to accrue patients at one site in the U.S. and one site in the U.K. In addition, in the first quarter of Fiscal 2007, we initiated a Phase I clinical study for AMD070 called XIST, which is a drug interaction study in healthy volunteers. We plan to submit additional efficacy and safety data on the initial cohorts on XACT for presentation at CROI scheduled to be held in Los Angeles, California from February 25 to 28, 2007.

Research Programs

Our in-house research program continues to make progress in the identification of HIV entry inhibitors targeting the CCR5 receptor and in the optimization of pharmacokinetic parameters for the selection of a lead for clinical development.

Licensing Agreements

We expect to receive additional milestone payments of U.S.$6 million from Shire in Fiscal 2007 based on the receipt of additional approvals of FOSRENOL in Europe.

Poniard recently entered picoplatin into a Phase I/II colorectal cancer clinical trial and a Phase I/II prostrate cancer trial. This drug candidate is also being studied in a Phase II clinical trial in small cell lung cancer patients, which has completed enrollment and is being evaluated for initiation of a Phase III program in 2007.  Poniard completed a U.S.$65 million financing in April 2006.

Synergy is continuing to evaluate the anti-cancer properties of Atiprimod in a Phase Ib/IIa clinical trial in relapsed multiple myeloma patients and has recently announced a decision to initiate a Phase II clinical trial in advanced carcinoid patients.

We do not expect to generate sustained profitability unless and until additional product sales and royalty payments generate sufficient revenues to fund our continuing operations or we receive milestone payments that exceed expenses.

Recent Corporate Developments

On April 21, 2006 a Special Meeting of Shareholders (the “Special Meeting of Shareholders”) was held during which a new Board of Directors was elected. Of the $3,320,000 of legal, financial advisory fees and other associated costs related to this meeting, $2,007,000 was expensed in this quarter and the balance was expensed in the fourth quarter of Fiscal 2006. As a result of the change in composition of the Company’s Board of Directors, certain change of control provisions in severance agreements for the Company’s Senior Management team and accelerated vesting provisions for existing stock options under the Company’s Incentive Stock Option Plan were triggered. As at June 30, 2006, under the terms of the severance agreements, retention bonuses of $2,050,000 will be payable to Senior Management on October 21, 2006, if certain conditions are fulfilled and, under the terms of our Incentive Stock Option Plan, the vesting of 363,053 remaining eligible stock options granted prior to April 21, 2006 will accelerate and become fully exercisable on October 21, 2006. A contingent liability of $2,050,000 would also be payable to Senior Management upon termination of their employment contracts prior to October 21, 2006. Further details on the contractual and contingent payments and the accelerated vesting are disclosed in Notes 4, 7, and 5, respectively, in our unaudited interim consolidated financial statements.

Effective May 24, 2006, the Company’s President and CEO resigned. Effective June 2, 2006, the employment of the Company’s Vice President of Corporate Development and Communications was terminated. Due to the change of control provisions outlined above, the Company is contractually obligated to pay these individuals $1,234,000 in severance and benefits over the next twelve months (of which $779,000 was paid this quarter) with an additional $842,000 to be payable during the following two years, subject to a reduction if these individuals find new employment during the severance term.  The total amount of these payments of $2,076,000 was expensed in general and administrative expenses in the quarter ended June 30, 2006.

Our financial condition and results of operations for the first quarter of Fiscal 2007 were consistent with management’s expectations with the exception of the financial effects of the Special Meeting of Shareholders, the resulting change of control implications and the departure of Senior Management and other employees. In some instances the timing of certain expenditures were different than originally planned due primarily to the timing of clinical trials, which is inherently difficult to predict due to the number of regulatory and contractual requirements necessary to initiate trials, and the uncertainties of patient enrollment in clinical trials.

Critical Accounting Policies and Estimates

AnorMED’s consolidated financial statements are prepared in accordance with Canadian GAAP.  These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that they are made. Actual results may differ from our estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recognized amounts of revenues and expenses during each reporting period. Significant areas requiring the use of management estimates relate to recognition of revenue, stock-based compensation, amortization of property and equipment, and determination of accrued liabilities. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of actions.

Our accounting principles and critical accounting policies are described in the MD&A and in the annual consolidated financial statements contained in our 2006 Annual Report. During the three months ended June 30, 2006, we have adopted the following accounting polices:

Financial Instruments

As of April 1, 2006, we adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855 ‘Financial Instruments – Recognition and Measurement’ (“HB-3855”), 3861 ‘Financial Instruments – Disclosure and Presentation’ (“HB-3861”) and 3865 ‘Hedges’. The Accounting Standards Board issued these standards in April 2005 in order to bring Canadian GAAP for the recognition and measurement of financial instruments, including hedging, in line with U.S. GAAP and international accounting standards. These sections were required to be adopted, together with CICA Handbook Sections 1530 ‘Comprehensive Income’ (“HB-1530”) and 3251 ‘Equity’, for fiscal years beginning on or after October 1, 2006. Early adoption was permitted but only as of the beginning of a fiscal year ending on or after December 31, 2004. Under these standards, all financial instruments are classified into one of the following five categories: 1) held-for-trading, 2) held-to-maturity, 3) loans and receivables, 4) available-for-sale and 5) other financial liabilities. Subsequent measurement and recognition in changes in the value of financial instruments is dependent on initial classification.

Financial assets and liabilities classified as held-for-trading are measured at fair value at each balance sheet date with changes in fair value in subsequent periods included in net income. We do not presently hold assets or liabilities in this category. Held-to-maturity assets and liabilities are measured at amortized cost. Interest income or expense is accrued over the expected life of the instrument. Changes in fair value are recognized in net income only if realized, or impairment in the value of an asset occurs. Our cash and cash equivalents and short-term investments have been classified as held-to-maturity. We do not carry any loans and our receivables are measured at cost. Available-for-sale instruments are measured at fair value at each balance sheet date and unrealized gains or losses arising from changes in fair value are recorded in other comprehensive income until such time as the asset or liability is removed from the balance sheet. Our long-term investment in Poniard Pharmaceuticals, Inc. is classified as available-for-sale. There was no cumulative effect on our unaudited interim consolidated financial statements from the adoption of these financial instrument sections effective April 1, 2006.

Cash and Cash Equivalents

In accordance with HB-3855, we classify our cash and cash equivalents as held-to-maturity and value them at amortized cost. We have the intent and the ability to hold these assets to their maturity dates. Cash and cash equivalents consist of cash on hand, balances with banks, and investments in highly liquid securities that on acquisition have a remaining term to maturity of three months or less. The adoption of HB-3855 has not resulted in a change to our classification of cash and cash equivalents.

Short-term Investments

Short-term investments consist of bankers’ acceptances, highly liquid investments and low risk commercial paper, having terms to maturity on acquisition of greater than three months and generally less than twelve months. We have the intent and the ability to hold these assets to their maturity dates. Our current portfolio of short-term investments is classified as held-to-maturity, in accordance with HB-3855, and measured at amortized cost. The adoption of HB-3855 has not resulted in a change to our classification of short-term investments.

Long-term Investment

Our long-term investment represents a portfolio investment in a marketable security which we classify as available-for-sale. Prior to our adoption of HB-1530 and HB-3855, the investment was accounted for using the cost method with unrealized losses being recorded in net income when there was a loss in value of the investment that was other than a temporary decline. With the adoption of HB-1530 and HB-3855, the long-term investment is recorded at fair value with unrealized gains and losses arising from changes in fair value reported in other comprehensive income. Cumulative gains and losses resulting from fair value measurement will continue to be recorded in other comprehensive income until such time as the financial asset is derecognized or becomes impaired. We review the investment quarterly to assess if market fluctuations are a temporary decline or permanent in nature. Losses arising from future assessments that are other than temporary will be recorded in net income. Further details of the financial impact of this fair value measurement are disclosed in Note 3 of our unaudited interim consolidated financial statements.

Comprehensive Income

HB-1530 establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity (net assets) from transactions and other events from non-owner sources. Other comprehensive income is defined as revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The classification of our long-term investment as available-for-sale and measurement at fair value in accordance with HB-3855 has given rise to other comprehensive income in the first quarter of Fiscal 2007, which is disclosed separately in the unaudited interim consolidated statement of changes in shareholders’ equity.

Stock-based Compensation

We adopted the recommendations of the CICA Handbook Section 3870 ‘Stock-based Compensation and Other Stock-based Payments’ (“HB-3870”) for the year ended March 31, 2004. With this change in accounting policy we initially adopted the actual method of accounting for forfeitures which more accurately reflected our employment history at the time. As of April 1, 2006, we have determined that the estimated method of accounting for forfeitures now more clearly reflects our employment history as a result of further experience with forfeitures. Both methods result in the same aggregate expense by the end of the vesting period, but the pattern of attributing that expense over the vesting period differs under the two methods. As there has been no significant financial impact as a result of the change, no prior period cumulative adjustment has been made.

Current and Long-term Liabilities

The change in the composition of our Board of Directors, as a result of the Special Meeting of Shareholders, triggered a change of control and certain liabilities payable to the Senior Management team. These liabilities include retention and severance payments and provisions for continued benefits for periods of up to 36 months. The termination of our President and CEO and our Vice President of Corporate Development and Communications triggered payments spanning 36 and 24 months respectively.  CICA Handbook Section 3461 ‘Employee Future Benefits’ (“HB-3461”) and Emerging Issues Committee Abstract EIC-134 ‘Accounting for Severance and Termination Benefits’ (“EIC-134”) provide recommendations on the different accounting treatments and the timing of recognition of the liability and associated costs of the various types of severance and termination benefits related to the termination of employees’ services prior to normal retirement. Further details on the treatment of each element of the resulting liabilities are disclosed in Note 4 of our unaudited interim consolidated financial statements.

Results of Operations

We reported a net loss of $18,112,000 (or $0.44 per share) for the fiscal quarter ended June 30, 2006 as compared to a net loss of $8,025,000 (or $0.25 per share) for the same quarter of Fiscal 2006 and a net loss of $12,784,000 (or $0.32 per share) for the fourth quarter of Fiscal 2006.  The increased loss was in line with our expectations and was the result of recognizing a significant portion of the costs associated with the Special Meeting of Shareholders held during the quarter. These expenses, totaling $6.1 million, of which $4.8 million was expensed this quarter and the remaining $1.3 million will be expensed over the next two quarters, were as expected from our guidance last quarter. In addition, non-cash stock-based compensation expense included an additional $888,000, of which $496,000 was expensed this quarter and the remaining $392,000 will be expensed over the next two quarters, related to accelerated vesting of options due to the change of control during the quarter. We do not expect these to be recurring costs.  The remainder of the variance was due in part to the increased contract expenditures and additional personnel costs related to the Phase III trials for MOZOBIL of approximately $500,000 over the prior quarter.

Revenue

Revenue recognized in the first quarter of Fiscal 2007 was from payments on existing licensing agreements. Interest income is recorded as “Other income” in our unaudited interim consolidated financial statements.

Additional regulatory approvals and an E.U. market launch for FOSRENOL are anticipated in Fiscal 2007. The regulatory and reimbursement approvals in the relevant European countries, if granted, are expected to generate a further U.S.$6 million in milestone payments in the third quarter of Fiscal 2007. It is unlikely that FOSRENOL will be approved in Japan in Fiscal 2007, which would entitle us to a further milestone payment from Shire of U.S.$6 million. Additionally, we do not expect significant additional milestone payments from any of our other existing partnerships during Fiscal 2007. We expect that sources of revenue for the next two years will be from interest income, payments under existing licensing and collaborative research agreements and payments under new licensing and collaborative research agreements. Any new licensing agreements that we enter into may contain upfront and milestone payments that should qualify as licensing revenue either in whole or in part depending on the terms of these agreements.

Expenses

Research and Development

Research and development expenditures in the first quarter of Fiscal 2007 increased by approximately $1 million over those recorded for the previous quarter, the fourth quarter of Fiscal 2006. This result was expected as our clinical programs for MOZOBIL and AMD070 have progressed and we continue to expand our trials. The MOZOBIL Phase III trials represented approximately $500,000 of the increase as patient enrollment increased during the quarter. MOZOBIL costs are expected to continue at the same rate as this quarter until the completion of the Phase III trials anticipated in the third quarter of Fiscal 2007. The remainder of the cost increase was due to increased personnel costs. To accomplish the development work for our two drug candidates, we increased our development staff by 10 in the first quarter of Fiscal 2007. This was offset by a reduction of 9 staff in our research department to a total of 113 personnel involved in research and development. Severance costs of approximately $578,000 were recorded in the quarter as a result of the terminations in research. We expect personnel costs to continue to rise as we incur a full year of costs associated with the new hires of Fiscal 2006, as well as the additional cost of attracting and retaining new experienced employees to enable our products to be commercialized.

With AMD070, we manufactured additional drug substance during the quarter and the clinical program, which had been managed predominantly by the ACTG until this year, continued with Phase I and II trials managed and fully funded by AnorMED. These two AnorMED-sponsored clinical trials are XACT, a study that is designed to overcome some of the protocol restrictions of the ACTG trial, that began recruitment in the third quarter of Fiscal 2006; and XIST, a drug interaction study that enrolled its first patient in the first quarter of Fiscal 2007. Over the next several quarters, we expect our costs in this program to decrease from this quarter as we no longer need to manufacture additional AMD070 for our planned clinical trials for the remainder of the fiscal year.

Stock-based compensation expense for the first quarter of Fiscal 2007, recorded as personnel costs, in research and development expenses and general and administrative expenses, was $474,000 and $159,000, respectively, compared to $246,000 and $82,000, respectively, in the first quarter of Fiscal 2006. Additional details relating to this expense are disclosed in Note 5 in our unaudited interim consolidated financial statements.

General and Administrative

Included in general and administrative expenses for the first fiscal quarter are approximately $2 million in legal and associated costs resulting from the Special Meeting of Shareholders. A further amount of $1.3 million was charged to expense last quarter, the fourth fiscal quarter of 2006, related to the meeting. Also, a charge of $2.8 million was recorded in the first fiscal quarter of 2007 relating to severance payments and potential retention payments to Senior Management as a result of change of control provisions in severance agreements. General and administrative costs in the first quarter of Fiscal 2007, excluding these non-recurring costs, were up almost 83% in comparison to the first quarter of Fiscal 2006 due to a combination of factors. Our efforts in marketing and commercial development initiatives relating to MOZOBIL have increased year over year, including the recruitment of a Vice President of Marketing in September 2006. Maintaining our U.S. Securities and Exchange Commission (“SEC”) registration and our American Stock Exchange (“AMEX”) listing required incurring increased legal, accounting and insurance costs and we also incurred additional legal costs in the quarter related to the review and updating of a number of corporate documents under the direction of our new Board.

Personnel levels are expected to increase during Fiscal 2007 to a total of just under 50 due to marketing needs and increased regulatory and compliance issues in accounting. We expect general and administrative costs to increase during the fiscal year due to a number of factors, including the additional demands on investor relations in relation to the AMEX listing, and administrative support for increased regulatory and securities issues as well as our move towards commercialization.

Amortization

Amortization expense remained consistent in the first quarter of Fiscal 2007 even though capital expenditures increased substantially over Fiscal 2006. Office expansion and renovations were primarily responsible for the expenditures, but since this project was substantially complete at the end of the quarter, no amortization has been taken on this asset in this fiscal period. The remainder of Fiscal 2007 and future years are expected to experience the increase in amortization expense from these assets and from future capital requirements to support our growth to commercialization.

Other Income

The continuing trend of rising U.S. and Canadian interest rates offset some of the decrease in interest income that resulted from lower average cash and investment balances during the quarter compared to the previous year and quarter. The position of the U.S. dollar in relation to the Canadian dollar continued to weaken over the first quarter of Fiscal 2007, lowering the value of our U.S. cash reserves. Our long-term investment in common shares of Poniard decreased its carrying value and approximately $18,000 was recorded in accumulated other comprehensive loss. For more details on this investment refer to Note 3 of our unaudited interim consolidated financial statements.

Liquidity and Capital Resources

As of June 30, 2006, we had cash resources of approximately $47 million. A variety of options to access additional capital are currently being investigated. Discussions with interested parties are ongoing surrounding the monetization of non-core assets, partnering of non-MOZOBIL assets and partnering of MOZOBIL outside of the U.S. and the E.U. Further funding may also be achieved through public or private equity or debt financings.  In the event that sufficient capital is unavailable from these sources on a timely basis, we could take steps to reduce our burn rate by reducing or deferring spending on non-MOZOBIL programs or delaying the expansion of additional MOZOBIL studies prior to top-line data becoming available.

Our cash reserves are primarily held in investments with maturities of less than 90 days due to the relatively higher yields that continue to be available for short-term maturities. From inception through to June 30, 2006, we have received approximately $175 million in net cash proceeds from the sale of equity securities by way of private and public financing.  These cash resources, in addition to the funds generated from licensing revenue, interest income, and public and private sales of equity, are used to support our continuing clinical studies, research and development initiatives, working capital requirements and general corporate purposes.

In preparation for our future NDA filing for MOZOBIL, we entered into an agreement with a supplier during Fiscal 2006 to validate and install an Electronic Data Management System, so that we can electronically file our regulatory submissions with the FDA instead of sending paper. We also renovated and expanded our existing office space to accommodate our personnel growth, which had accompanying costs of computer hardware and software, office equipment, furniture, and leasehold improvements. As of March 31, 2006, we had commitments of $561,000 resulting from the renovation process. As of June 30, 2006, we no longer have material commitments related to these projects. At June 30, 2006, we have a valuation allowance equal to our future tax asset since we have not established a pattern of profitable operations for income tax purposes. We do not expect to pay income taxes in Fiscal 2007 and we anticipate that when we do become taxable, we will be taxed at statutory Canadian tax rates.

We also have 2,840,000 stock options outstanding that are exercisable at prices between $1.75 and $20.10 per share. If all outstanding stock options were exercised, we would receive proceeds of approximately $21 million. As a result of the change in composition of our Board of Directors approved at the Special Meeting of Shareholders, accelerated vesting provisions for existing stock options under the Company’s Incentive Stock Option Plan were triggered. Under the terms of the plan, as at April 21, 2006, the vesting of 592,160 existing stock options for employees will accelerate and become fully exercisable on October 21, 2006. The impact of this accelerated vesting on our stock-based compensation expense is described above and in detail in Note 5 of our unaudited interim consolidated financial statements.

Contractual Obligations

The following table lists our contractual obligations as at June 30, 2006. We expect to fund these expenditures out of our available cash and short-term investments.

Contractual Obligations	Payments Due by Period
(In thousands of Canadian dollars)	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years

Long term debt	$ -	$ -	$ -	$ -	$ -
Capital lease obligations	-	-	-	-	-
Operating lease obligations (1)	347	347	-	-	-
Research expenditures (2)	9,000	4,400	4,600
Purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-
Total	$9,347	$4,747	$4,600	$ -	$ -

(1) Represents minimum lease payments under an operating lease for our premises.

(2) Represents committed expenditures under collaborative agreements.  For further details refer to Note 6 of our unaudited interim consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, have not signed any letters of credit and have not granted any performance bonds.

Related Party Transactions

We did not have any transactions with related parties during the year that are outside of the normal course of our business and are reportable under Canadian GAAP.

Outstanding Share Data

As at July 20, 2006, we had 41,658,411 issued and outstanding common shares. In addition, as at July 20, 2006, we had 2,744,464 stock options outstanding to purchase common shares at exercise prices ranging from $1.75 to $20.10. The maximum number of authorized common shares available for issuance under our stock option plan is 5,100,000. Refer to Note 5 of our unaudited interim consolidated financial statements for additional details up to June 30, 2006.

Risk Factors

You should carefully consider the risks described below, together with all of the information disclosed in our Annual Information Form and our audited annual consolidated financial statements for the year ended March 31, 2006 and this MD&A. If any of the following risks materialize, our business, financial condition, results of operations and future prospects will likely be materially and adversely affected. The risks described below are not the only ones that may exist. Additional risks not currently known by us or that we consider immaterial at the present time may also impair our business, financial condition, results of operations and future prospects.

Risks and uncertainties related to our financial performance and certain industry factors are discussed in detail in the “Management’s Discussion and Analysis” section of our 2006 Annual Report, the “Risk Factors” section of our Annual Information Form filed June 29, 2006 and in Exhibit 99.2 of the Form 40-F filed with the SEC on June 30, 2006 include the following. These risks remain substantially unchanged.

➢

our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally and specifically drug candidates that interact with chemokine receptors (the area of cellular and molecular biology where we are primarily focused), (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

➢

our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals prior to commercialization;

➢

clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

➢

our lack of any revenues from the sale of our products, history of operating losses and expectation that we will incur additional losses in the future;

➢

our ability to raise substantial additional financing required to fund further research and development, conduct planned preclinical and clinical studies, and obtain regulatory approvals;

➢

our ability to obtain and protect patents and other intellectual property rights for our drug candidates;

➢

our ability to operate without infringing on the intellectual property rights of others;

➢

our ability to comply with applicable governmental regulations and standards, including hazardous materials and environmental regulations;

➢

development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;

➢

our ability to establish a successful commercialization program for our products either through resources we establish or through outsourcing contracts with third parties;

➢

our ability to obtain raw materials and manufacture products in commercial quantities at acceptable costs;

➢

our ability to hire and retain key management and scientific personnel;

➢

changes in government regulation, medical and healthcare standards,

➢

and drug reimbursement policies of government and other third party payors;

➢

changes in foreign currency exchange rates;

➢

our business is subject to potential product liability and  other claims;

➢

our ability to maintain adequate insurance at acceptable costs;

➢

our dependence on collaborative partners;

➢

further equity financing may substantially dilute the interests of our shareholders;

➢

our business is governed by Canadian corporate and

securities laws which may differ from corporate governance requirements under laws applicable in our shareholders’ place of residence;

➢

our business is not a Passive Foreign Investment Company at this time; however, should our status change this might adversely affect the tax status of our U.S. shareholders; and

➢

our business is governed by the federal laws of Canada and U.S. shareholders may not be able to obtain enforcement of civil liabilities against us and certain of our directors and officers.

We encourage you to read those descriptions carefully. Although we have attempted to identify important risks, uncertainties and other factors that could cause materially affect our business, financial condition and results of operations and that could cause actual results or events to differ from those expressed or implied in our forward-looking statements, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements.

Quarterly Financial Data

The following table presents our unaudited interim consolidated results of operations for each of our last eight quarters. This data has been derived from our unaudited interim consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements. These unaudited interim results should be read in conjunction with our audited consolidated financial statements for the years ended March 31, 2006 and March 31, 2005:

(In thousands of Canadian dollars, except per share data)

	Sep 30 2004	Dec 31 2004	Mar 31 2005	Jun 30 2005	Sep 30 2005	Dec 31 2005	Mar 31 2006	Jun 30 2006
Revenue	$11	$21,600	$347	$25	$ -	$-	$270	$4
Net income (loss)	$(6,584)	$ 15,848	$ (7,619)	$ (8,025)	$(9,255)	$(11,403)	$(12,784)	$(18,112)
Income (loss) per share(1)	$(0.21)	$0.50	$(0.24)	$(0.25)	$(0.29)	$(0.34)	$(0.32)	$(0.44)

(1)Diluted loss per share has not been presented since our stock options were anti-dilutive.

Quarterly Trends

The quarterly trend of our expenditures reflects the continued advancement of our clinical programs and the expansion of our in-house development capabilities as we move towards establishing ourselves as a commercial enterprise. Over the past eight quarters we have progressed from Phase II clinical trials into Phase III trials for MOZOBIL, which were initiated in the quarter ended March 31, 2005. The majority of recruitment costs for the Phase III trials should be substantially incurred by the end of the third quarter of Fiscal 2007. The past three fiscal quarters have included an expanded AMD070 clinical program in both Phase I and II trials. Although we are still continuing our collaboration with the ACTG, the new AMD070 trial costs are being managed and fully funded by us. During these two years we have manufactured drug product and drug substance for both clinical drug candidates, which also incurred analytical costs to evaluate, validate and provide ongoing stability testing. Our in-house research programs have continued to focus on developing a CCR5 clinical candidate, developing backup CXCR4 inhibitors for HIV and evaluating CXCR4 inhibitors in oncology. In the quarters ended March 31, 2006 and June 30, 2006 we incurred expenses of $1.3 million and $4.8 million, respectively, related to the Special Meeting of Shareholders. These amounts are comprised of legal and associated costs as well as potential retention payments and severance costs which were incurred as a result of the changes to Senior Management following the meeting. We anticipate increased spending in future fiscal quarters as we meet the regulatory requirements for our drug candidates and evolve into a commercial company.

AnorMED Inc. - Financial Highlights
First Quarter Report - 2007

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars,
except share numbers)	As at June 30	As at March 31
	2006	2006
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	$41,369	$56,758
Short-term investments	6,197	5,492
Accounts receivable	400	504
Prepaid expenses	1,114	1,353
Current portion of security deposit	100	100
	49,180	64,207
Long-term investment (note 3)	264	282
Property and equipment, net	4,073	3,679

	$53,517	$68,168
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities (note 4)	$9,994	$9,034

Long-term severance liabilities (note 4)	842	-
	10,836	9,034

Shareholders' equity
Share capital (note 5)
Issued and outstanding:
Common shares - 41,606,455	188,857	187,683
(March 31, 2006 - 41,229,405)
Additional paid-in capital (note 5)	3,394	2,891
Accumulated deficit	(149,552)	(131,440)
Accumulated other comprehensive loss (note 3)	(18)	-
	42,681	59,134

	$53,517	$68,168

Collaborative agreements (note 6)
Commitments and contingencies (note 7)

See accompanying notes to the interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of Canadian dollars,	For the three months ended
except per share amounts)	June 30
	2006	2005
	(unaudited)	(unaudited)
Revenue
Licensing	$4	$25

Expenses
Research and development	10,468	6,813
General and administrative	7,968	1,733
Amortization	218	208
	18,654	8,754
Other income (expense)
Interest and other income	582	414
Foreign exchange gain (loss)	(44)	290
	538	704

Net loss	$(18,112)	$(8,025)

Loss per common share	$(0.44)	$(0.25)

Diluted loss per common share	$(0.44)	$(0.25)

See accompanying notes to the interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
					Accumulated
(In thousands of Canadian dollars,				Additional	other		Total
except share numbers)	Common Shares		Accumulated	paid-in	comprehensive	Comprehensive	shareholders'
(unaudited)	Number	Amount	deficit	capital	loss	loss	equity

Balance at March 31, 2006	41,229,405	$187,683	$(131,440)	$2,891	$-	$-	$59,134
Issued for cash	3,750	23	-	-	-	-	23
Issued on exercise of options	373,300	1,151	-	(132)	-	-	1,019
Stock-based compensation	-	-	-	635	-	-	635
Unrealized loss on available-for-sale securities	-	-	-	-	(18)	(18)	(18)
Net loss	-	-	(18,112)	-	-	(18,112)	(18,112)
Comprehensive loss for the period	-	-	-	-	-	$(18,130)

Balance at June 30, 2006	41,606,455	$188,857	$(149,552)	$3,394	$(18)		$42,681

					Accumulated
				Additional	other		Total
	Common Shares		Accumulated	paid-in	comprehensive	Comprehensive	shareholders'
	Number	Amount	deficit	capital	loss	loss	equity

Balance at March 31, 2005	31,829,493	$153,786	$(89,973)	$1,698	$-	$-	$65,511
Issued for cash	14,800	51	-	-	-	-	51
Issued on exercise of options	1,399	7	-	(3)	-	-	4
Stock-based compensation	-	-	-	333	-	-	333
Net loss	-	-	(8,025)	-	-	-	(8,025)

Balance at June 30, 2005	31,845,692	$153,844	$(97,998)	$2,028	$-		$57,874

See accompanying notes to the interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the three months ended
(In thousands of Canadian dollars)	June 30
	2006	2005
	(unaudited)	(unaudited)
Cash provided by (used in):

Operations:
Net loss	$(18,112)	$(8,025)
Items not involving cash
Amortization	218	208
Loss on disposal of property and equipment	2	11
Unrealized foreign exchange gain on long-term investment	-	(4)
Compensatory stock options (note 5)	635	333
Adjustment to reconcile net income to net cash provided by operating activities
Accounts receivable	104	171
Prepaid expenses	239	80
Accounts payable and accrued liabilities	960	(359)
Long-term severance liabilities	842	-
	(15,112)	(7,585)
Investments:
Net purchase of short-term investments	(705)	(8,130)
Proceeds on disposal of property and equipment	-	16
Purchase of property and equipment	(614)	(236)
	(1,319)	(8,350)
Financing:
Issuance of shares, net of share issue costs	1,042	55

Decrease in cash and cash equivalents	(15,389)	(15,880)
Cash and cash equivalents, beginning of the period	56,758	57,834

Cash and cash equivalents, end of the period	$41,369	$41,954

Supplementary information (note 8)

Notes to the Interim Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)
For the three months ended June 30, 2006 (unaudited)

1.

Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial information, which, except as described in Note 10, conform, in all material respects with generally accepted accounting principles in the United States (“U.S. GAAP”). These interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto included as part of the Company’s 2006 Annual Report filed with the appropriate Securities Commissions.

These interim consolidated financial statements include our financial statements and those of our wholly-owned subsidiary – AnorMED U.K. Limited. We have eliminated all material intercompany balances and transactions.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at June 30, 2006 and for all periods presented, have been made. Interim results are not necessarily indicative of results for a full year.

2. Changes in Accounting Policies

(a)  Financial instruments

As of April 1, 2006, the Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855 ‘Financial Instruments – Recognition and Measurement’ (“HB-3855”), 3861 ‘Financial Instruments – Disclosure and Presentation’ (“HB-3861”), and 3865 ‘Hedges’. These sections were required to be adopted, together with CICA Handbook Sections 1530 ‘Comprehensive Income’ (“HB-1530”) and 3251 ‘Equity’, for fiscal years beginning on or after October 1, 2006. Early adoption was permitted but only as of the beginning of a fiscal year ending on or after December 31, 2004. Under these standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Subsequent measurement and recognition in changes in value of financial instruments depend on their initial classification. Financial assets and liabilities classified as held-for-trading are measured at fair value at each balance sheet date with changes in fair value in subsequent periods included in net income. The Company does not presently hold assets or liabilities in this category. Held-to-maturity assets and liabilities are measured at amortized cost and interest income or expense is accrued over the expected life of the instrument. Changes in fair value are recognized in net income only if realized, or impairment in the value of an asset occurs. The Company’s cash and cash equivalents and short-term investments have been classified as held-to-maturity. The Company does not carry any loans and its receivables are measured at cost. Available-for-sale instruments are measured at fair value at each balance sheet date and unrealized gains or losses arising from changes in fair value are recorded in other comprehensive income until such time as the asset or liability is removed from the balance sheet. The Company’s long-term investment is classified as available-for-sale. There was no cumulative effect on these interim consolidated financial statements from the adoption of these financial instrument sections effective April 1, 2006.

i) Cash and cash equivalents

In accordance with HB-3855, The Company classifies its cash and cash equivalents as held-to-maturity and values them at amortized cost. The Company has the intent and the ability to hold these assets to their maturity dates. Cash and cash equivalents consist of cash on hand, balances with banks, and investments in highly liquid securities that on acquisition have a remaining term to maturity of three months or less. The adoption of HB-3855 has not resulted in a change to the Company’s classification of cash and cash equivalents.

ii) Short-term investments

Short-term investments consist of bankers’ acceptances, highly liquid investments and low risk commercial paper, having terms to maturity on acquisition of greater than three months and generally less than twelve months. The Company has the intent and the ability to hold these assets to their maturity dates. The Company’s current portfolio of short-term investments is classified as held-to-

maturity, in accordance with HB-3855, and measured at amortized cost. The adoption of HB-3855 has not resulted in a change to the Company’s classification of short-term investments.

iii) Long-term investments

The Company’s long-term investment represents a portfolio investment in a marketable security which we classify as available-for-sale. Prior to the adoption of HB-1530 and HB-3855, the investment was accounted for using the cost method with unrealized losses being recorded in net income when there was a loss in value of the investment that was other than a temporary decline. With the adoption of HB-1530 and HB-3855, the long-term investment is recorded at fair value with unrealized gains and losses arising from changes in fair value reported in other comprehensive income. Cumulative gains and losses resulting from fair value measurement will continue to be recorded in other comprehensive income until such time as the financial asset is derecognized or becomes impaired. Losses arising from impairments in value that are other than temporary will be recorded in net income. Further details on the financial impact of this fair value measurement are disclosed in Note 3 – Long-term investment.

iv) Comprehensive income

HB-1530 establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity (net assets) from transactions and other events from non-owner sources. Other comprehensive income is defined as revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The classification of our long-term investment as available-for-sale and measurement at fair value in accordance with HB-3855, has given rise to other comprehensive income for the quarter ending June 30, 2006, which is disclosed separately in the interim consolidated statements of changes in shareholders’ equity.

(b)  Stock-based compensation

The Company adopted the recommendations of the CICA Handbook Section 3870 ‘Stock-based Compensation and Other Stock-based Payments’ (“HB-3870”) for the year ended March 31, 2004. With this change in accounting policy the Company initially adopted the actual method of accounting for forfeitures which more accurately reflected our employment history at the time. As of April 1, 2006, the Company has determined that the estimated method of accounting for forfeitures now more clearly reflects our employment history as a result of further experience with forfeitures. Both methods result in the same aggregate expense by the end of the vesting period, but the pattern of attributing that expense over the vesting period differs under the two methods. As there has been no significant cumulative financial impact as a result of the change, no prior period cumulative adjustment has been made.

3. Long-term Investment

The Company’s long-term investment represents a portfolio investment of 243,711 Poniard Pharmaceuticals, Inc. (formerly NeoRx Corporation) common shares carried at a quoted market price of $264,000, which approximates fair value. Prior to the Company’s adoption of HB-1530 and HB-3855 on April 1, 2006, the investment was accounted for using the cost method with unrealized losses due to an other than temporary decline in value being recorded in net income (2006 – nil, 2005 – $984,000). With the adoption of HB-1530 and HB-3855, the long-term investment is classified as available-for-sale and is recorded at fair value with unrealized gains and losses arising from changes in fair value reported in other comprehensive income. For the three month period ended June 30, 2006, the Company recorded an unrealized loss of $18,000. Management reviews the investment quarterly to assess the market fluctuations and determine whether any decline in the value is permanent or temporary. Losses arising from future assessments that are other than temporary in nature will be recorded in net income. There were no impairment charges recorded for the quarter ending June 30, 2006 (2005 - nil).

4.  Current and Long-term Liabilities

On April 21, 2006 a Special Meeting of Shareholders (“Special Meeting of Shareholders”) was held and a new Board of Directors was elected. The change in the composition of our Board of Directors triggered a change of control under severance agreements with members of the Senior Management team resulting in certain liabilities payable to them. These liabilities include retention and severance payments, provisions for continued benefits for periods of up to 36 months, and provisions for accelerated vesting of stock options. Liabilities of 12 months or less are classified as current liabilities whereas those of durations greater than 12 months are classified as long-term liabilities.  CICA Handbook Section 3461 ‘Employee Future Benefits’ (“HB-3461”) and EIC Abstract EIC-134 ‘Accounting for Severance and Termination Benefits’ (“EIC-134”) provide recommendations on the different accounting treatments and the timing of recognition of the liability and associated costs of the various types of severance and termination benefits related to the termination of employees’ services prior to normal retirement. Fair value measurement of these payments did not differ materially from the undiscounted values at which they have been recorded.

(a) Severance benefits

Effective May 24, 2006, the Company’s President and CEO resigned. Effective June 2, 2006, the employment of the Company’s Vice President of Corporate Development and Communications was terminated. Due to the change of control provisions outlined above, the Company is contractually obligated to pay these individuals $1,234,000 in severance and benefits over the next 12 months with an additional $842,000 to be payable during the following two years, subject to a reduction if these individuals find new employment during the severance term.  The total measurement of these payments was $2,076,000 recognizable on the date of communication and was fully expensed in general and administrative expense in the quarter ended June 30, 2006.

(b) Special termination benefits

EIC-134 categorizes the retention bonuses and the accelerated vesting provisions under the change of control agreements as special termination benefits given that the Company communicated the terms of the agreement in sufficient detail for eligible employees to determine the benefits. The retention bonuses entail future service requirements, becoming due on October 21, 2006 to eligible members of Senior Management. These contractual payments of $2,050,000 have been measured on the date of communication and recognized ratably over the future service period.  For the quarter ended June 30, 2006, $683,000 of this amount was recorded as personnel costs in general and administrative expenses.

The following table summarizes the changes in the liabilities related to severance and special termination benefits for the quarter ended June 30, 2006:

		Special
	Severance	termination
	benefits	benefits
Balance, March 31, 2006	$ -	$ -
Severance and benefits accrued	2,076	-
Special termination benefits accrued	-	683
Costs paid or otherwise settled	(779)	-
Balance, June 30, 2006	$ 1,297	$ 683

5.  Share Capital

(a) Incentive stock option plan

At June 30, 2006, the Company had 2,840,000 stock options outstanding (of which 2,080,930 are exercisable) at a weighted average exercise price of $7.38 per common share and expiring at various dates from November 4, 2006 to June 9, 2014.

Details of the stock option transactions for the three months ended June 30, 2006 are summarized as follows:

	Number of	Weighted
	stock	average
	options	share
	outstanding	price
Balance, March 31, 2006	2,885,150	$ 6.73
Options granted	329,350	7.95
Options exercised	(373,300)	2.74
Options cancelled	(1,200)	5.19
Balance, June 30, 2006	2,840,000	$ 7.38

The following tables summarize information relating to stock options outstanding at June 30, 2006:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at June 30, 2006	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at June 30, 2006	Weighted average exercise price
$1.75 to 4.50	1,160,190	4.49 years	$ 3.64	985,490	$ 3.57
$4.51 to 8.99	958,140	4.55 years	7.03	373,770	6.89
$9.00 to 20.10	721,670	4.45 years	13.86	721,670	13.86

$1.75 to 20.10	2,840,000	4.50 years	$ 7.38	2,080,930	$ 7.74

(b) Stock-based compensation expense

The Company recognized $2,000 (2005 - $5,000) in compensation expense for the quarter ended June 30, 2006, as a result of stock options awarded to non-employees, members of the Scientific Advisory Board, in previous fiscal periods. The stock-based compensation expense was calculated using the fair value method and was recognized in the financial statements as research and development expense.

Compensation expense has also been recognized in the quarter ended June 30, 2006 for employee stock-based awards granted, modified or settled since April 1, 2003, using the fair value method. The expense was recorded as personnel costs in the interim consolidated statements of operations as follows:

	For the three months ended June 30
	2006	2005
Research and development	$ 474	$ 246
General and administrative	159	82
	$ 633	$ 328

The Special Meeting of Shareholders resulted in the change in composition of the Company’s Board of Directors which triggered change of control provisions for accelerated vesting of stock options. These provisions apply to options granted under the Company’s Incentive Stock Option Plan prior to April 21, 2006, with acceleration triggered on the earlier of involuntary termination or October 21, 2006.

Due to the departure of 20 employees, 15 of whom were eligible for accelerated vesting, the vesting of 70,770 option grants was accelerated and $300,000 of accelerated compensation expense was recognized in the quarter. For the period ended June 30, 2006, the vesting of 363,053 remaining eligible stock options for employees will accelerate and become fully exercisable on October 21, 2006 for an estimated compensation expense of $588,000.

This accelerated compensation expense will be recognized ratably over the future service period with $196,000 expensed during this fiscal quarter. The total stock-based compensation expense of $496,000 related to accelerated vesting provisions for the quarter ended June 30, 2006 was recorded in personnel costs in research and development, $372,000, and in general and administration, $124,000.

The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the three months ended June 30
	2006	2005
Expected life of the option in years	4.9	5.0
Volatility	64.54%	69.16%
Dividend yield	0.0%	0.0%
Risk-free interest rate	4.22%	3.53%

As of June 30, 2006, the Company has $1,277,000 of total unrecognized compensation costs related to non-vested stock options granted. These costs are expected to be recognized over a weighted average period of 1.4 years.

(c) Additional paid-in capital

During the quarter ended June 30, 2006, 373,300 options were exercised by employees. Of these, 50,999 options were granted after April 1, 2003, resulting in $132,000 additional paid in capital being reclassified to share capital.

6.

Collaborative Agreements

The Company enters into collaborative agreements with academic and corporate research organizations in the normal course of business that provide resources and expertise which complement and advance the Company’s research and development programs. If all of the Company’s contractual obligations were satisfied, including full patient recruitment in all current clinical trials, the total committed expenditures outstanding as at June 30, 2006 would be approximately $9,000,000 (2005 - $11,500,000).

7.

Commitments and Contingencies

As at June 30, 2005, the Company had no material commitments for capital expenditures (2005 – nil).

The Special Meeting of Shareholders resulted in the change in composition of the Company’s Board of Directors which triggered certain change of control provisions in employment contracts for the Company’s Senior Management team.  As at June 30, 2006, under the terms of the agreements, a contingent liability of $2,050,000 would be payable to Senior Management upon termination of their employment contracts prior to October 21, 2006. This contingency is incremental to the retention bonus described in Note 4 (b) – Current and long-term liabilities.

8.

Supplementary information
Accounts payable and accrued liabilities

	As at June 30	As at March 31
	2006	2006
Trade accounts payable	$ 3,507	$ 2,669
Collaborative agreements	3,909	2,584
Employee-related accruals	2,210	2,209
Other	368	1,572
	$ 9,994	$ 9,034

Supplementary information of cash flows

	For the three months ended June 30
	2006	2005
Interest received	$ 579	$ 440

9.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

10.

 U.S. Generally Accepted Accounting Principles

The financial statements of the Company are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which, in the case of the Company, conforms in all material respects with generally accepted accounting principles in the United States (“U.S. GAAP”), except for the additional disclosure differences set forth below, described more fully in the Item 18 reconciliation with U.S. GAAP for the year ended March 31, 2006, incorporated by reference in the Company’s annual report on Form 40-F.

Stock-based compensation

i) Under Canadian GAAP, the Company adopted the recommendations of HB-3870 for the year ended March 31, 2004 and had prospectively adopted the fair value method of accounting for stock-based compensation. Under U.S. GAAP, the Company had previously adopted on a prospective basis Statement of Financial Accounting Standard No. 123 ‘Accounting for Stock-Based Compensation’ (“SFAS-123”), which resulted in similar accounting treatment as under HB-3870. Effective April 1, 2006, under U.S. GAAP, the Company has adopted Statement of Financial Accounting Standard No. 123R ‘Share-Based Payment’ (“SFAS-123R”) using the modified prospective method. Under this method, stock-based compensation expense is recognized using the fair-value based method for all awards granted on or after the date of adoption. SFAS-123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Under SFAS-123, for the periods prior to April 1, 2006 the Company accounted for forfeitures as they occurred. There is no significant measurable difference between actual and estimated forfeitures; therefore, prior periods have not been adjusted for any cumulative effect of a change in accounting principle. The employee stock-based compensation expense amounted to $633,000 for both U.S. GAAP and Canadian GAAP for the three months ended June 30, 2006 (2005 - $328,000)

ii) Prior to April 1, 2006, the Company followed SFAS-123 which requires that stock-based compensation to non-employees, such as Scientific Advisory board members and other consultants and advisors, must be recorded at the fair value of the options granted on the earlier of the date at which a performance commitment is reached or the vesting date of the options. This compensation is expensed over the vesting periods of each option grant. Under Canadian GAAP, the Company adopted the recommendations of HB-3870 effective April 1, 2001 and had chosen to prospectively adopt the fair value method of accounting for stock-based compensation for all stock-based payments granted to non-employees on or after April 1, 2001. Effective April 1, 2006, the Company has adopted SFAS-123R. There was no impact to these interim consolidated financial statements as a result of the change in accounting for stock-based awards issued to non-employees in exchange for goods and services under U.S. GAAP.

iii) As of the end of Fiscal 2006, the Company has no reportable pro forma disclosures for compensation expense as determined based on fair value at the date of grant consistent with the measurement provisions of SFAS-123 for awards issued prior to April 1, 2003.

iv) For the purposes of determining fair value of stock options awarded under (i), (ii), and (iii) above, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the weighted-average assumptions as in Note 5 – Share capital.